UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60964/November 9, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13649

| | |
|---|---|
| In the Matter of | : |
| | : |
| VALUE AMERICA, INC., | : ORDER MAKING FINDINGS |
| VDS ENTERPRISES, INC., | : AND REVOKING |
| VERSENT CORP., | : REGISTRATIONS BY |
| VIASOURCE COMMUNICATIONS, INC., | : DEFAULT AS TO FIVE |
| VIATECH COMMUNICATIONS GROUP, INC., | : RESPONDENTS |
| and VIDEOFLICKS.COM, INC. | : |

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on October 14, 2009. The Division of Enforcement (Division) has provided evidence that all Respondents have been served with the OIP by October 21, 2009, in conformance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 3. Respondents were put on notice, by Order dated October 22, 2009, that failure to file an Answer could result in default. To date, no Answers have been received.

Accordingly, Respondents Value America, Inc., VDS Enterprises, Inc., Viasource Communications, Inc., Viatech Communications Group, Inc., and VideoFlicks.com, Inc. (collectively, Respondents), are in default for failing to file an Answer and for failing to otherwise defend the proceeding.[1] See 17 C.F.R. §§ 201.155(a) and .220(f). As permitted by 17 C.F.R. § 201.155(a), the following allegations in the OIP are deemed to be true.

Value America, Inc., CIK No. 1049889, is a terminated Virginia corporation located in Charlottesville, Virginia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported a net loss of $27,434,000 for the prior three months. On August 11, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Virginia, and the case was terminated on April 8, 2003. As of October 7, 2009, the company's stock (symbol VUSAQ) was traded on the over-the-counter markets.

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[1] This proceeding has ended as to Respondent Versent Corp. which entered into a settlement with the Commission. Value Am., Inc., Exchange Act Release No. 60871 (Oct. 23, 2009).

VDS Enterprises, Inc., CIK No. 880640, is a delinquent Florida corporation located in Palm Beach Gardens, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2000.

Viasource Communications, Inc., CIK No. 1111789, is a New Jersey corporation located in Fort Lauderdale, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $32,591,986 for the prior six months. On November 15, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was terminated on September 5, 2006. As of October 7, 2009, the company's stock (symbol VVVVQ) was traded on the over-the-counter markets.

Viatech Communications Group, Inc., CIK No. 1015190, is a void Delaware corporation located in Boca Raton, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on November 4, 1996.

VideoFlicks.com, Inc., CIK No. 1093573, is an Ontario corporation located in Brampton, Ontario, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended August 31, 1999, which reported a net loss of $1,032,000 for the prior year.

As discussed in more detail above, Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires certain foreign private issuers to furnish quarterly and other material reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Value America, Inc., VDS Enterprises, Inc., Viasource Communications, Inc., Viatech Communications Group, Inc., and VideoFlicks.com, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge